[LETTERHEAD OF CONTIMORTGAGE CORPORATION]

March 12, 1999

Arthur Andersen, LLP
1345 Avenue of the America
New York, NY 10105

Dear Sirs:

As of and for the year ended December 31, 1998, ContiMortgage Corporation has complied with the minimum servicing standards set forth in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers. As of December 31,1998 ContiMortgage Corporation had in effect fidelity bond and errors and omissions policy in the amounts of $14,000,000 and $6,000,000, respectively.


/s/ Margaret M. Curry                         /s/ William P. Higgins
------------------------------                -------------------------------
Margaret M.Curry                              William P. Higgins
Sr. Vice President - Servicing                Vice President and Controller


March 12, 1999                                March 12, 1999